PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated October 5, 2023)	Filed Pursuant to Rule 424(b)(3)
Registration No. 333-271149

Amprius Technologies, Inc.

This prospectus supplement is being filed to update and supplement the information contained in our prospectus dated October 5, 2023 (the “Prospectus”) with the following information. Capitalized but undefined terms have the meanings ascribed to such terms in the Prospectus.

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Pursuant to the terms and subject to the conditions of the Offer to Exercise Warrants to Purchase Common Stock of Amprius Technologies, Inc., dated May 13, 2024, included as Exhibit (a)(1)(B) to our Schedule TO filed with the Securities and Exchange Commission on the date hereof (the “Offer to Exercise”), we are offering to holders of our outstanding Public Warrants and Private Warrants (together, the “Offering Warrants”), each exercisable for (1) share of Common Stock at an exercise price of $11.50 per Offering Warrant, the opportunity to exercise for cash (and not on a cashless basis) such Offering Warrants at a temporarily reduced exercise price of $1.10 per Offering Warrant. The Offer to Exercise does not extend to the PIPE Warrants, which continue to have an exercise price of $12.50 per PIPE Warrant. During the offer period under the Offer to Exercise, holders of the Offering Warrants may exercise their Offering Warrants at the temporarily reduced cash exercise price through the procedures described in the Offer to Exercise or holders of Offering Warrants may exercise such Offering Warrants at the initial exercise price of $11.50 per Offering Warrant following the procedures set forth in the Warrant Agreement, dated as of March 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company (as amended, the “Warrant Agreement”), and instruct Continental Stock Transfer & Trust Company, as the depositary agent and our warrant and transfer agent (the “Depositary Agent”), to issue the shares purchased pursuant to such Offering Warrants to you or your broker or nominee in book-entry form. Pursuant to the Offer to Exercise, the opportunity to temporarily exercise the Warrants at the reduced cash exercise price will initially be available until 5:00 p.m. (Eastern Time) on June 11, 2024 (the “Expiration Date”), subject to extension in our discretion as described in the Offer to Exercise. At the Expiration Date, the exercise price of the Offering Warrants will return to the current exercise price of $11.50 per Offering Warrant.

Accordingly, all references in the Prospectus indicating that the exercise price of the Public Warrants or Private Warrants is $11.50 per share shall temporarily reflect a cash exercise price of $1.10 per share through the Expiration Date, unless such holder elects to exercise their Offering Warrants at the initial exercise price of $11.50 per share following the procedures set forth in the Warrant Agreement and instruct the Depositary Agent to issue the shares purchased pursuant to such Offering Warrants to you or your broker or nominee in book-entry form.

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This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “AMPX” and “AMPX.W,” respectively. On May 9, 2024, the last reported sales prices for our common stock and public warrants on the NYSE were $2.22 and $0.22, respectively.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 4  of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2024